Filed by Atrix Laboratories, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Atrix Laboratories, Inc.
Commission File No. 000-18231

The following is a transcript of the conference call held on August 4, 2004 at 11:00 a.m. Eastern time regarding
Atrix Laboratories, Inc.'s second quarter financial results.

ATRIX
Second Quarter Financial Results

August 4, 2004
10:00 am CT

Conference Coordinator:	Good afternoon ladies and gentlemen, and welcome to the Atrix’s Second Quarter Financial Results Conference Call.

At this time, all lines are on a listen-only mode. Later, we will conduct a question-and-answer session, and instructions will be given at that time.

And now, I’ll turn the program over to Jennifer Geraci, Investor Relations Representative.

Please go ahead, Ma’am.

Jennifer Geraci:	Thank you.

Good morning and welcome to Atrix’s Second Quarter Conference Call.

The earnings press release was distributed this morning as well as furnished on a Form 8K to provide access to the widest possible audience. If you did not receive a copy, these documents are available on the company’s Web site at www.atrixlabs.com in the Press Release section.

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

Joining me today are Mr. David Bethune, Atrix’s Chairman and Chief Executive Officer, Mr. Michael Duncan, Vice President and General Manager, Dr. Stephen Warren, Vice President of Research and Development and Chief Scientific Officer, and Mr. Greg Gould, Atrix’s Chief Financial Officer.

Before I turn the call over to Mr. Bethune, I’d like to review the company’s Safe Harbor Guidance.

At this time, management would like me to inform you that certain statements made during this conference call, which are not historical, may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

While Atrix believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors and risks that could cause actual results to differ materially from those expressed or implied are detailed in today’s press release and from time to time in the company’s filings with the SEC.

The company does not undertake a duty to update any forward-looking statements and the company assumes no obligation to update or revise any of its forward-looking statements even if the experience or future changes shows that the indicated results or events will not be realized.

In connection with the QLT’s proposed merger with the Atrix Laboratories, Inc., QLT has filed with the SEC a registration statement on Form S4 containing a joint proxy statement perspective and other relevant materials.

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

Investors and security holders of QLT and Atrix are urged to read the preliminary joint proxy statement perspectives regarding the transaction and the definitive joint proxy statement perspective when it becomes available, as well as other relevant materials because they will contain important information about QLT, Atrix, and the transaction.

The preliminary joint proxy statement perspective on file with the SEC and the definitive joint proxy statement perspective and other relevant materials, when they become available, and any other documents filed by QLT or Atrix with the SEC may be obtained free of charge at the SEC’s Web site at sec.gov.

The definitive joint proxy statement perspective and other relevant materials, when they become available, will be mailed to stockholders of QLT and Atrix in advance to the special meetings to consider the transaction.

In addition, investors and security holders may obtain free copies of the documents, when they’re available, filed with the SEC by QLT by directing a request to QLT Inc., Attention: Investor Relations, 887 Great Northern Way, Vancouver, BC, Canada V5T 4T5.

Investors and security holders may obtain free copies of the documents filed with the SEC by Atrix by contacting Atrix Laboratories Inc., Attention: Investor Relations, 2579 Midpoint Drive, Fort Collins, Colorado 80525.

QLT, Atrix and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of QLT and Atrix in favor of the transaction.

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

Information about the executive officers and directors of QLT and their ownership of QLT common shares is set forth in the proxy statement for QLT’s 2004 annual meeting of shareholders which was filed by the SEC with the SEC as Exhibit 99.1 to Form 10K-A on April 28, 2004.

Information about the executive officers and directors of Atrix and their ownership of Atrix common stock is set forth in the proxy statement for Atrix’s 2004 Annual Meeting of Stockholders which was filed with the SEC on April 5, 2004.

Investors and security holders may obtain more detailed information regarding the direct and indirect interest of QLT, Atrix, and their respective executive officers and directors, and the transaction by reading the definitive joint proxy statement perspective regarding the transaction when it becomes available.

At this time, I will turn the call over to Mr. David Bethune.

David?

David Bethune:	Thank you, Jennifer.

It’s a pleasure to speak to you today about Atrix’s second quarter business results.

As most of you know, Atrix made a fundamental strategic decision this quarter. In June, Atrix and QLT announced the decision to merge the two companies and begin the effort to build a world-class leading profitable biopharmaceutical company.

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

We are currently going through an SEC review process on this transaction. The closing date on this transaction is contingent upon this review process.

Let me reiterate why I think these two companies is good for the Atrix shareholder. The Atrix-QLT merger represents an excellent opportunity for a number of reasons.

It will create a company with a larger and growing revenue base of proprietary products, complementary product portfolios especially in dermatology and oncology; and manufacturing capabilities that together should enhance shareholder value.

QLT is a profitable biotechnology company with an excellent financial resources required to accelerate the development of Atrix pipeline. The combined company will allow Atrigel with our growing base of knowledge of this technology to be utilized to an even greater degree in solving drug delivery challenges throughout the industry.

Together, we can maximize the combined companies’ core technologies to develop novel products and ultimately achieve our goal of becoming a fully-integrated leading biopharmaceutical company.

As I indicated earlier, we share expertise in dermatology and in oncology product development. Additionally, starting ocular disease therapies may have utility with the Atrigel delivery system.

The combined company will help multiple near and long-term value drivers Visudyne, Eligard and several generic dermatology products which are currently on the market.

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

Atrix will also provide a strong group of product opportunities that includes unique Eligard six-month formulation, Atrisone, Octreotide MICRaS, Atrogel-Risperidone, and an obesity peptide, a topical (immuno-epicotic) agent, and several other dermatology products, all of which could become solid value drivers for the combined company.

We also see possibilities in what would be a truly differentiated sustain release drug delivery platform why systemic and topical application, and a potential delivery system for ocular disease therapies.

With the combined company having cash of approximately $300 million at the closing of this transaction, free cash flow and a diverse source of revenue, the merger of Atrix and QLT creates a more powerful bio pharmaceutical company that has resources to grow its profits and invest in the Atrix pipeline of products.

I am pleased to report that the second quarter saw outstanding revenue growth for Atrix. This quarter, net sales and royalties increased to $12 million, a 163% increase over the second quarter of 2003, mainly due to the sales of our Eligard and generic dermatology products.

Total revenue increased 53% to approximately 18.9 million due to, primarily, the sales and royalty revenue earned from the continued growth of Eligard products in the US and around the world, which total 9.9 million.

During this quarter, our operating expenses increased to $18 million. Included in this increase were one-time expenses related to the QLT transaction of $1.3 million and added production demand for Eligard launches in the second quarter in Germany and Mexico.

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

If Atrix had not incurred the QLT transaction expenses, the operating expenses would have been 16.7 million. Profit from operations were approximately $877,000 which if we exclude the non-recurring expenses, Atrix would have had a profit from operations of 2.2 million, which is an increase over our first quarter of this year of 118%.

Net income applicable to common stock was $830,000 or 4 cents per fully diluted share. If we exclude the non-recurring transaction expenses, we have net income applicable to common stock of 2.2 million or 10 cents per share fully diluted.

We are pleased with the growth of our Eligard products’ experience during this quarter. In the last several months, we have significantly expanded the availability of Eligard around the world.

Our sales growth was helped during the last quarter with the launch of Eligard in one and three-month products in Germany (by) MediGene, Yamanouchi. Also, in the second quarter, Atrix’s Latin American (licensee) Tecnofarma International received marketing authorization from the Mexican regulatory authorities for the one and three-month Eligard products.

Right now, Tecnofarma is marketing Eligard in Mexico and Argentina, and marketing authorizations have been submitted for Peru, Brazil, Venezuela, Bolivia, Columbia, Chile, and other countries throughout that region.

Our North American marketing partner for Eligard, Sanofi-Synthelabo, has gained formulary approval in the Canadian Provinces of Quebec and now, Ontario, the two largest provinces in Canada for the one and three-month product. And I understand, about 70% of the total LHRH total market opportunity exists in those two provinces.

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

The six-month Eligard 45 milligram product continues this review through the FDA process offering another potential revenue growth opportunity. In July, Sanofi-Synthelabo, Canada filed for marketing authorizations with the Canadian regulatory authorities for the six-month Eligard product. The demand for longer release products is excellent, and the Eligard 45 milligram products would be the first of their kind in these markets.

We also (made strive) in our generic dermatology business this quarter. In May, we announced that the FDA approved our fluticasone propionate cream, our first generic Fluticasone Cream to be approved by the FDA.

Sandoz, our marketing partner for this product launched Fluticasone Cream shortly after its branded counterpart Cutivate (went off) patent in May.

During the quarter, we have recognized 1.6 million in shipment and profit sharing for the Fluticasone Cream and the Erythromycin/Benzoyl Peroxide products combined.

Additionally, Atrix received tentative approval for Mometasone Cream in July. This product is an AB-rated generic to the topical Elocon cream which have a patent that expires in 2007.

This quarter, we also entered into agreement with one of the largest pharmacy retail chain companies to manufacture a group of Atrix’s branded, unique proprietary topical products scheduled to be launched starting in August.

We are very excited about this partnership, and it is another opportunity to utilize or patented drug delivery technologies, as well as our formulation, developmental and manufacturing expertise.

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

With the generic products on the market bringing in revenues and more products moving forward in the pipeline, we are confident of a viable future for our dermatology business as we move into the second half of this year.

We posted a higher cost of sales this quarter due to Eligard launches in Germany and Australia and the shipment of more generic derma products which included Erythromycin/Benzoyl Peroxide and Fluticasone Cream.

We also recognized a charge for a lost batch of Eligard that totaled approximately $350,000 which our current (factory) manufactures did not manufacture according to our specifications.

In an effort to gain more total control of our manufacturing process and avoid these situations in the future, Atrix filed a prior approval supplement to the Eligard NDA this month to move the (lapillation) process of the Eligard products from the contract manufacturer to our Fort Collins manufacturing site, which will put the products under our total and direct control. This should help reduce the cost of all Atrigel products produced.

As many of you know, the facility was expanded during the past year and equipped with state-of-the art (lapillation) equipment in order to facilitate this change.

Test batches have been run and stability data generated showing (equivalency) and improved reliability to the process as compared to our contract manufacturer.

After successful inspection of the Atrix’s facility by the FDA and review of the scientific data establishing (equivalency) and the improvement of process,

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

approval of this submission will bring full and complete control of the Eligard products to our site in Fort Collins.

We are excited to move Atrix and its pipeline into this new phase. With products currently on the market bringing in revenues and the means to enhance the gathering momentum of our pipeline, we look forward to a bright and profitable future.

Now, this concludes my remarks for the second quarter, and now, we would be happy to take any questions that you may have.

Any questions?

Conference Coordinator:	Again, if you would like to ask a question, please press star and 1 on your touchtone phone.

To withdraw your question from the queue, please press the pound key.

To ask a question, please press and 1 on your touchtone phone.

And we’ll take just a moment for any questions to register.

We’ll take our first question from the site of Christine Charette, with Nesbitt Burns.

Please go ahead.

Christine Charette:	Hi, thanks.

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

Just looking forward, how should we be thinking about your R&D revenue? Much of your revenue came from products who’s — who are fully developed now, for example, Atrisone, you finished the Phase 3, Eligard six-months is already been filed as you’re already getting the first approval in Europe. So, I’m wondering, how should we think about those revenues going forward.

David Bethune:	Well, I think, as I stated in my formal comments, we continue to get approval; we continue to see early successes especially in Germany and Australia, so the international segment of our Eligard business will continue to grow as we see it now.

We will have additional approvals coming forward in South America as well. The use of the product is increasing; while it is a tough competitive battle here in the United States, we’re seeing growth continue there.

We are extremely excited about the Eligard six-month product. It is under review now. We expect a 12-month review while we receive — we’ve been fortunate to receive 10-month review and approvals for all three of the previous NDAs for Eligard.

They are — it’s no obligation that that 10-month review cycle will continue, so we could expect the approval by that — for the six-month product and the 10 to 12-month period here coming up. So, we have that.

We also, as I indicated, have revenue continuing to grow with our generic dermatology business, and that will continue on as well. And a new source of revenue, that I mentioned, was the drug chain business that we recently acquired that will begin to come on stream shortly.

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

Christine Charette:	Sorry, perhaps I didn’t make myself clear. I was referring directly to R&D revenue, not overall revenue but R&D revenue.

David Bethune:	Oh, the R&D revenue continues to grow and go forward, but there will be a reduction as we complete the — a massive study underway with Atrisone.

Atrisone is a very comprehensive and complex process. We reimburse a great majority of that by our partner Fujisawa, and that will be winding up as we get ready to file the NDA for Atrisone end of the third quarter of this year.

Christine Charette:	So, we can expect those revenues to come down after this quarter basically, Q2?

David Bethune:	Well, I don’t think that they’re going to come down drastically, but let me ask Greg Gould, our CFO to make some comments regarding this revenue expansion.

Gregory Gould:	Yeah.

Right, now moving forward, we would most likely see our contract R&D revenue to go down slightly, but one thing with that, we are constantly going out talking to new companies who might want to use our services and, right there, could affect our R&D revenue in the future. But if we sign no more contract as of today, it would go down in the future.

Christine Charette:	Okay.

Can you give us some idea of the size of that?

Gregory Gould:	You know, we typically do not give specific guidance going forward, so...

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

Christine Charette:	(Okay).

Gregory Gould:	...I would just say that it would go slightly down in the future.

David Bethune:	Let me ask (Mike).

We have (Mike) Duncan, our Vice President and General Manager, who also is responsible for assisting in the development of business, development opportunities with other pharmaceutical companies, and we do have additional revenue sources of what you’re calling a reimbursed R&D revenue coming in as well.

(Mike)?

Michael Duncan:	Yes.

Just — I’ll just mention quick comments on this point again.

As you all, the generic dermatology products we have publicly disclosed before, that those are all 50% reimbursed. On the Atrisone product, the bulk of those expenses is the clinical trials and the filing of the NDA, but reimbursement support does continue through NDA approval.

On the six-month product, again, we’re still receiving financial support of that, provide NDAs approved in that product’s) launch.

And then another big point I want to bring up is we do have several partnerships with major pharmaceutical companies where we are developing feasibility entities in our Atrigel system. The only two we have announced on

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

that is Pfizer and Aventis but we have deals with five of the Top 10 pharmaceutical companies that we have not disclosed as other partners yet.

So, R&D revenue will drop slightly, again, as Greg said, just because of the Atrisone NDA will be filed in the third quarter but the, you know, you’re still going to see an R&D revenue line on to the future.

Christine Charette:	Are you checking any potential revenue for the (areas of BMA) or.

Michael Duncan:	No, (areas is a) — you know, we’ve licensed the BMA technology to (areas) and the — as far as R&D on that, no, because they’re going to take over the R&D efforts of that product. They will reimburse us for a while until the price technically transferred to them.

Christine Charette:	Okay.

And can you give us some — any color on Eligard sales in the US versus the rest of the world?

David Bethune:	Well, Eligard in the US is going well. As I indicated earlier in my formal comments, the product is a challenging product; it’s highly competitive here in the US. There’s been price erosion. There’s been some disruption there, but overall, we’re moving the product forward in the US as well as around the world.

And the excitement is that we have a unique product here with Eligard six-month coming along very shortly, and we believe we’ll be the only company there with that particular dosage form given what we have learned in the marketplace concerning the competitive products and (where it is) in its clinical trials program.

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

Christine Charette:	Okay.

But can you give us some color of — as your royalty, what roughly the split between the US and the rest of the world?

David Bethune:	We have never given out royalties. We have (licensing) agreement with Sanofi. Since (they’re now out) Sanofi advances I guess we would call it.

We have a (licensing) agreement which are — requires us to this new — keep confidential the royalty arrangement that we have with that company.

Christine Charette:	Yeah, I understand that.

But can you give us roughly your revenues, what roughly how much of your revenues come from the US as opposed to the rest of the world?

David Bethune:	I don’t believe we’ve in the past broken out that.

Greg, so you might comment there.

Gregory Gould:	Yeah, it’s something we’ve never broke out in the past right now, so majority of our Eligard revenue, it does come from the US, so.

David Bethune:	I think you’re seeing though that it is — it will be increasing as we.

Gregory Gould:	Yeah.

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

David Bethune:	...file these initial shipments for these earlier approvals that we’ve received around the world to start increasing in terms of the overall percentage of the total.

Christine Charette:	Okay.

So, let me post the question in another way. In order for us to forecast going forward sales in the rest of the world, can you give us some idea of your royalty in Q2? How much of that would probably in the rest of the world due to stocking as opposed to actual sales?

David Bethune:	Well...

Christine Charette:	(Most) of your extra (raft) revenue for Eligard with stocking.

David Bethune:	It’s in the initial supply for stocking of a product. As I indicated to you when you start selling a product, it’s usually the result of the marketing survey to determine how much of the product would be — of the demand and that would be initial supplies to stock the pipeline of the product.

Christine Charette:	Can you give us an idea of how large that was?

David Bethune:	All of these markets are new essentially. The German market came on board in May.

Man:	In May.

David Bethune:	So, you can’t hardly give a history of how well the product is going until we see some experience there.

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

Man:	(You see), Christine...

Christine Charette:	Okay, thank you.

Conference Coordinator:	Thank you.

Our next question comes from the site of (Ken McClay) with CIBC World Market.

Please go ahead.

(Ken McClay):	Hi. Good morning, gentlemen.

David Bethune:	Good morning.

Man:	Good morning.

(Ken McClay):	I was just wondering if you could provide some background information on the gross margin, the quarter seemed a little bit lower. And then also any broad comments you have in Eligard pricing in the US would be interesting.

David Bethune:	Okay. I’ll ask Greg to comment about that.

Gregory Gould:	Yeah.

With our cost of goods sold is — did go up this quarter, and the major driving factors of that were, Number 1, the additional products we shipped out for our launches in Germany and in some of the rest of the world, and also due to having a higher revenue from our generic products which have a higher cost of sales force compared to Eligard, and lastly, we did loose an Eligard batch at

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

one of our outside suppliers during the quarter, and also had one generic batch get lost here during the quarter which (accredited) into a little bit over 400,000.

And between those three factors, it did raise our cost of goods sold — our cost of good — of sales during the quarter and we would hope and expect that those would probably come down to a smaller percentage of total sales in the future.

(Ken McClay):	Great.

And on the Eligard pricing cut?

David Bethune:	I’m sorry, on the Eligard?

(Ken McClay):	Pricing cut.

David Bethune:	Pricing cut.

Well, in the past we’ve had some pricing pressures. And Sanofi as our marketing partner of the Eligard products in the US, and I believe it would be more focused for them to comment on pricing.

We do not control the pricing of Eligard products but we do anticipate that there would be some — that there wouldn’t be any significant erosion. In fact, our pricing that we recently saw for the CMS was lower than the advocated price that they were publishing in the Federal Government registrar, I suppose. So, our selling price was even lower than they had as a minimal price.

Is that correct, (Mike)?

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

Michael Duncan:	That’s correct.

Yeah, they recently published that CMS reimbursement price. Atrix is below that anyway or Sanofi is below that anyway so...

(Ken McClay):	Uh-huh.

Michael Duncan:	...we’re in good shape there, but as far as — so right now everybody is in this six months, you know, as the CMS is six months average pricing. We saw some erosion in the first quarter but that kind of stabled out in the second and third because everybody return their prices in the CMS in October.

(Ken McClay):	Uh-huh.

Michael Duncan:	...for the reimbursement to start in ‘05.

(Ken McClay):	Okay.

So, you haven’t seen any movement from that product otherwise?

Michael Duncan:	No, we don’t expect any significant movement in this.

(Ken McClay):	Uh-huh.

Michael Duncan:	...next quarter either.

(Ken McClay):	Okay, great.

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

And then you said about bringing the Eligard production in-house. I mean what kind of benefit would see the gross margin from the increased efficiencies there?

David Bethune	Well, I think that they’re going to be improved and we at least...

(Ken McClay):	Uh-huh.

David Bethune	...we’ve invested a lot of money into their own (unintelligible), somewhat for our controls purposes but also for efficiency purposes.

(Mike), would you like to comment about that?

Michael Duncan:	Yeah, I mean, you know, obviously, and just to be fair too and to answer your question as directly as possible is that as you get the product (standing), you start making batches, you don’t know — you can only estimate what’s your gross margin’s improvement going to be.

(Ken McClay):	Uh-huh.

Michael Duncan:	...obviously, anticipate, you know, we would have done it that means we’re going to improve our gross margins.

But even more so, they were going to increase our control or the process. I mean right now, you know, loosing a batch is, you know, the straight loss for us and so we want to be able to control the quality of the product even more so, so we should be able to, you know, to reduce the numbers of loss batches and increase our margins.

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

I just — honestly, nobody could tell you that really, we could just, you know, give you a guess until we get history on making, you know, many batches. You know, we can’t really tell you what it’s going to be honestly.

(Ken McClay):	Okay, that’s all right.

Thank you very much for the questions, guys.

David Bethune:	Thank you.

Michael Duncan:	Sure.

Conference Coordinator:	Thank you.

Our next question comes from the site of Noelle Tune with Leerink Swann.

Please g ahead.

Noelle Tune:	Good morning.

I believe last quarter you broke up gross Eligard sales for the quarter. Can you give us that number this time?

David Bethune:	Yeah.

Greg Gould:	Yeah, our gross Eligard sales, what we did internally was 9.9 million.

Noelle Tune:	Is that your royalty or gross Eligard sales by Sanofi?

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

Greg Gould:	Our gross by Sanofi, they said during our conference call that they did $34 million during the first half of this year.

Noelle Tune:	Great.

Thanks very much.

Conference Coordinator:	Thank you.

Our next question comes from the site of (Jeffrey Perrin) with Perrin Financial.

Please go ahead.

(Jeffrey Perrin):	Yes, I’ve got a question about the larger terms. We have been told that there’s a penalty to pay if doesn’t go through, but when you negotiated it, it was worth roughly 35-1/2 per share and now about 31.

Does the — do the terms contain a floor value? I mean if QLT stock continues to drop, if there’s some value below which there won’t be a penalty if the shareholders or directors choose not to.

David Bethune:	Well, and there’s no penalty if the stockholders do not approve it.

Michael Duncan:	It’s really that simple.

David Bethune:	Yeah.

(Jeffrey Perrin):	So, that would only be if somebody else came in (and bid). It wouldn’t apply to the shareholders, okay.

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

David Bethune:	Yes, exactly.

(Jeffrey Perrin):	Okay, thanks.

David Bethune:	Yes, sir.

Conference Coordinator:	Thank you.

Our next question comes from the site of (Harvey Kubitski) with Maloney Securities.

Please go ahead.

(Harvey Kubitski):	Yes.

Just as curious as to why you would wanted to transfer the (beamer) rights that you’ve just got — you’re going to have this extra money, just a little more detail on why you did that.

David Bethune:	Well, (Harvey) as you know we have multiple technologies. We have Atrigel which we are learning more and more about.

As I’ve indicated, we’ve been able to put it in to more and more products, and this (areas) deal, transferring this has no effect on the merger we’ve made in the internal decision to license this (beamer) technology to (areas) in an effort to put more resources into our topical technology and in to Atrigel.

You know, we have 160 people here. We’ve had them all quite busy. And if this transaction is complete, the combined company will receive additional

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

cash payments from the achievement of developmental and regulatory milestones. And very importantly, (Harvey), I think we should remember that the company will retain co-promotion rights to the (beamer Sentinel) products as it goes along.

So, we retain what we really want, and that is to have the opportunity to have an integrated opportunity with products and that was the one of them.

(Harvey Kubitski):	Thank you.

David Bethune:	Yes, Sir.

Conference Coordinator:	Thank you.

Our next question comes from the site of (Sam Saba) with (Racho) Global.

(ST Telafergada)	Yes, hi. It’s (ST Telafergada) for (Sam Saba).

Man:	Yes.

(ST Telafergada)	I was just wondering if you could give us an update on how the integration planning is going with the QLTI and when do you expect the shareholder vote to be held?

David Bethune:Well, the integration has not started essentially yet because — while we’ve had some discussions, and the QLT management has been here to talk to the executives and employees, and I have talked to some of the executives and employees at QLT. We haven’t begun the process of the integration although that’s just very, very preliminary discussion.

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

As when do this deal will close is that we do not have definitive date for that closing, and the joint prospective proxy statement is being reviewed by the SEC. And we still hope to close the deal by the end of 2004, but after the SEC review is complete, we’ll send out definitive proxy, and we’ll hold a shareholder’s meeting so that each and every Atrix shareholder can vote on this transaction.

David Bethune:	Great.

Thank you.

Conference Coordinator:	Thank you.

Once again, to ask a question, please press star and 1 on your touchtone phone.

And we’ll take our next question from the site of Jason Aryeh with JALAA Equities.

Jason Aryeh:	Congratulations on a great quarter, David.

David Bethune:	Thank you, (Jay).

Jason Aryeh:	Can you talk a little bit more — you were talking about some synergies between QLTI’s ocular technology and some of our delivery technology, can you just expound upon that, please?

David Bethune:	Well, yeah.

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

Basically, QLT has expertise in oncology and they’re — in fact, their — I believe their very first product was a photodynamic therapy product for a (soft geo) cancer in which they developed and ultimately was approved for — by the FDA and on the US marketplace.

So, they are an oncology knowledge-based company and we are as well. Of course, with Eligard we have an oncology partner for prostate cancer, and we are working on as we indicated to you and shown in our pipeline with Dr. Steve Warren, we have developed the pipeline of oncologic agents. So, there is synergy there.

In the dermatology area, QLT is working on dermatology products. They have PDT product for dermatology, and we have a number of outstanding dermatological products not just the acne type indication as we do with Atrisone, a one that’s very close to being submitted to the FDA, but we have products for other areas that I might ask Dr. Warren to comment upon this morning.

And as I indicated earlier, you know, Atrigel has many, many uses, and we’ve recently determined that Atrigel could be used both systemically and potentially inter-ocularly in ocular disease, which is an increasing important disease therapy area for all of the major pharmaceutical companies that are now focusing on this particular area. So, there are great synergies.

And of course, we set from the (out set) that we wanted to have — we were looking for a possible transaction that would include a company that has great cash flow opportunities to (exploit) the pipeline that we have. We are blessed with the pipeline but weren’t so blessed with a massive amount of cash flow to (exploit) that pipeline.

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

Jason Aryeh:	David...

David Bethune:	Steve, would you like to comment about any of those exciting pipeline products?

Steve Warren:	Sure.

Well, yeah, first, I would just like to say that our Octreotide depot, you know, it’s well known that Octreotide has the activity in diabetic retinopathy, and that’s, you know, that’s something we will definitely explore regardless of whether we, you know, would merge with QLT or not. It’s especially exciting that we can do it with our colleagues there because they have expertise in ophthalmology, and that’s definite synergy.

But we have that in mind for sometime, and the second thing is that, as David mentioned, Atrigel can be injected into the eye, and it has surprisingly almost no effect in terms of irritation or inflammation. It’s a potential delivery vehicle for ocular ophthalmic indications.

And thirdly, you know, David mentioned the dermatology products that are proprietary earlier stage product, and we have some exciting, you know, earlier stage projects on psoriasis and that was the topical (immuno-epicotic) agents that was mentioned in the very beginning. So, those are some of the synergies that come to mind.

Jason Aryeh:	And, David, can you just discuss what would happen to the existing partnerships, I mean, you’re, you know, an array of partnership from Pfizer to Sanofi, et cetera? What would happen to all of those partnerships and the generic business you’re pursuing with Novartis?

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

David Bethune:	Well, (Jay), none of those will change. In fact, all of our (licensing) agreements maintained perpetuity through any part of the transaction like this, o, we’re very pleased.

While we’ve had conversations with Pfizer and other companies that we have excellent developmental programs, (whereas) they are all pleased to continue to work with us.

And by the way, after assuming this deal closes that we would work very hard to continue that effort with big pharma companies where we don’t intent to hide after we put these companies — these companies put — merged together to go out and continue to look for big pharma opportunities to utilize Atrigel with peptides and proteins.

And after all, Atrix is one of the few companies that have an opportunity to help deliver peptides, proteins, and vaccines in the United States.

Jason Aryeh:	And, David, have you discussed with all of your partners — with Pfizer, Sanofi, Novartis — have you discussed the merger with QLT, and can you talk about their response to it?

And have you discussed with QLT management its desire to continue with those partnerships as a core part of their business or might they be interested and somehow resolving them in a different way?

David Bethune:	Well, I — in the — in full disclosure and all of the full disclosure information that we have been exchanging with these two — with QLT and ourselves, they are very aware of the all the (licensing) agreements.

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

And I have had many verbal comments from the CEO of QLT that — and he is quite excited about extending and increasing the relationship that we have with all of the major — and all of the biotech companies that we have in which we are out there and trying to solve drug delivery problems.

So, I think that from what they have explained to us all, to (Mike), myself, and Greg...

Man:	Uh-huh.

David Bethune:	...they are very, very interested and continuing on to utilize Atrigel for drug delivery solutions to many, many problems out there.

Jason Aryeh:	I guess you then can say the same for the other side of the partnership equation that...

David Bethune:	Absolutely.

Man:	Uh-huh.

Jason Aryeh:	...on forward — to go forward.

David Bethune:	Absolutely.

Jason Aryeh:	Okay, great.

Thank you.

David Bethune:	Yes, Sir.

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

Conference Coordinator:	Thank you.

Our next question comes from the site of (Bob Bruce) of Bruce and Company.

Please go ahead.

(Bob Bruce):	The combined companies if they are combined or have 300 million in cash, do you feel that there are some acquisition opportunities that this cash might be used to maybe acquire other companies to build the overall future?

David Bethune:	Well, that would be up to the QLT management to some degree, I believe.

Greg, would you comment about that?

Gregory Gould:	Yeah.

Now, I would agree with ((Dave)) with that. That’s going to be totally up to the QLT’s management once this deal would go through on how they would lead this company after that point.

Given the wonderful opportunities that we have here at Atrix and I’m sure that Steve Warren can, again, find many, many fine uses given the pipeline that Atrix has to develop aggressively some of these projects.

(Bob Bruce):	Thank you.

Jennifer Geraci:	And I think we’d like just to take one more question at this time, please.

Conference Coordinator:	Once again, to ask a question, please press star and 1 on your touchtone phone.

ATRIX
Second Quarter Financial Results
Moderator: Jennifer Geraci
08-04-04/10:00 am CT

And we’ll take just a moment for any additional questions to register today.

And we have no further question.

David Bethune:	Well, thank you very much for the questions that you have this morning, and we look forward to continue to update you on our progress here at Atrix.

Thank you.

Conference Coordinator:	That concludes today’s teleconference. Thank you for attending.

You may disconnect at any time, and everyone, have a great day.

END